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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-27308


                           NOTIFICATION OF LATE FILING

(Check One):    [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F
                [ ] Form 10-Q   [ ] Form N-SAR


                      For Period Ended: December 31, 2000
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                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:          Not Applicable
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     Read attached instruction sheet before preparing form. Please print or type.

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 Not Applicable

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PART I. REGISTRANT INFORMATION

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Full Name of Registrant:
Former name if applicable:

                        Aavid Thermal Technologies, Inc.
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                                 Not Applicable
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Address of Principal Executive Office  (Street and number):

                          One Eagle Square, Suite 509
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City, State and Zip Code:
                               Concord, NH 03301
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PART II. RULE 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

   [X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ]   (c)   The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.



PART III. NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company requires additional time to file its Form 10-K as a result of ongoing negotiations with its creditors to amend an existing credit agreement in order to cure a debt covenant violation that existed at December 31, 2000. The Company requests additional time to file so that it may reach an agreement with its creditors which will mitigate some uncertainty regarding the Company's current sources of financing. The Company feels it would be more beneficial to potential readers of the Form 10-K if the debt compliance issues were cured prior to filing. The Company is hopeful that an agreement will be reached with its creditors prior to the extended deadline. If an agreement cannot be reached, however, the additional time also gives the Company sufficient time to ensure accurate and detailed disclosure surrounding the currently existing uncertainties and the Company's plans to secure amended financing.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Brian A. Byrne                    (603)                      223-1755
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     (Name)                         (Area code)              (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 [X] Yes    [ ] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [ ] Yes     [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                        AAVID THERMAL TECHNOLOGIES, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2001                         By: /s/ Brian A. Byrne
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                                                Brian A. Byrne
                                                Vice President and
                                                Chief Financial Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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